Exhibit 99.1

KNOT OFFSHORE PARTNERS LP

NOTICE OF ANNUAL MEETING OF LIMITED PARTNERS

TO BE HELD ON JUNE 25, 2013

NOTICE IS HEREBY given that the 2013 Annual Meeting (the “Meeting”) of the limited partners (the “Limited Partners”) of KNOT Offshore Partners LP (the “Partnership”) will be held on June 25, 2013, at 3 p.m. UK time, at 2 Queen’s Cross, Aberdeen, Aberdeenshire AB15 4YB, United Kingdom for the following purposes, items 1 through 4 of which are more completely set forth in the accompanying proxy statement:

To consider and vote upon the following proposals:

1.	To elect Edward Andrew Waryas, Jr. as a Class I Director of the Partnership whose term will expire at the 2014 Annual Meeting of Limited Partners (“Proposal 1”);

2.	To elect Andrew Beveridge as a Class II Director of the Partnership whose term will expire at the 2015 Annual Meeting of Limited Partners (“Proposal 2”);

3.	To elect John Costain as a Class III Director of the Partnership whose term will expire at the 2016 Annual Meeting of Limited Partners (“Proposal 3”);

4.	To elect Hans Petter Aas as a Class IV Director of the Partnership whose term will expire at the 2017 Annual Meeting of Limited Partners (“Proposal 4”); and

5.	To transact other such business as may properly come before the Meeting or any adjournment or postponement thereof.

Adoption of Proposals 1, 2, 3 and 4 each requires the affirmative vote of a plurality of the common units of the Partnership represented at the Meeting.

The Board of Directors of the Partnership (the “Board”) has fixed the close of business on May 20, 2013 as the record date for the determination of the Limited Partners entitled to receive notice and vote at the Meeting or any adjournment or postponement thereof.

Pursuant to the Partnership’s First Amended and Restated Agreement of Limited Partnership dated April 15, 2013, certain holders of the Partnership’s common units may be prohibited from voting all or a portion of their common units at the Meeting.

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING IN PERSON, IT IS IMPORTANT THAT YOUR COMMON UNITS BE REPRESENTED AND VOTED AT THE MEETING. ACCORDINGLY, IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS BY MAIL, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. IF YOU HAVE ELECTED TO RECEIVE

1

YOUR PROXY MATERIALS OVER THE INTERNET, PLEASE VOTE BY INTERNET IN ACCORDANCE WITH THE INSTRUCTIONS PROVIDED IN THE PROXY CARD THAT YOU HAVE RECEIVED IN THE MAIL. IF YOU ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE IN PERSON.

By Order of the Board

/s/ ARILD VIK
Arild Vik
Chief Executive Officer and Chief Financial Officer

Dated: May 31, 2013

2

KNOT OFFSHORE PARTNERS LP

2 Queen’s Cross, Aberdeen, Aberdeenshire AB15 4YB, United Kingdom

PROXY STATEMENT

FOR

ANNUAL MEETING OF LIMITED PARTNERS

TO BE HELD ON JUNE 25, 2013

INFORMATION CONCERNING SOLICITATION AND VOTING

Item 1.	GENERAL

The enclosed proxy is solicited on behalf of the members of the board of directors (each, a “Director” and collectively, the “Board”) of KNOT Offshore Partners LP, a Marshall Islands limited partnership (the “Partnership”), for use at the Partnership’s 2013 Annual Meeting (the “Meeting”) of its limited partners (the “Limited Partners”) to be held at 2 Queen’s Cross, Aberdeen, Aberdeenshire AB15 4YB, United Kingdom, on June 25, 2013 at 3 p.m. UK time, or at any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Limited Partners. This Proxy Statement and the accompanying form of proxy are expected to be mailed to Limited Partners entitled to vote at the Meeting on or about May 31, 2013.

Item 2.	VOTING RIGHTS AND OUTSTANDING UNITS

On May 20, 2013 (the “Record Date”), the Partnership had outstanding 8,567,500 common units, representing limited partner interests in the Partnership (the “Common Units”), 8,567,500 subordinated units, representing limited partner interests in the Partnership, and 349,694 general partner units. Each Limited Partner of record at the close of business on the Record Date, subject to certain limitations discussed below and as set forth in the Partnership’s First Amended and Restated Agreement of Limited Partnership dated April 15, 2013 (the “Limited Partnership Agreement”), is entitled to one vote for each Common Unit then held. Limited Partners holding Common Units representing at least 33 1/3% of the Common Units outstanding present in person or by proxy at the Meeting shall constitute a quorum for the purposes of the Meeting. The Common Units represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Partnership prior to the close of voting at the Meeting or any adjournment or postponement thereof. Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Annual Meeting of Limited Partners.

Holders of the Common Units that are persons (including individuals, entities, partnerships, trusts and estates) that are residents of Norway for purposes of the Tax Act on Income and Wealth (“Norwegian Resident Holders”) will not be eligible to vote in the election of the elected directors (the “Elected Directors”). Common Units held by Norwegian Resident Holders are not considered to be outstanding with respect to the voting of Common Units in the election of the Elected Directors. The voting rights of any Norwegian Resident Holders will effectively be redistributed pro rata among the remaining holders of the Common Units.

1

The Common Units are listed on the New York Stock Exchange under the symbol “KNOP.”

Item 3.	REVOCABILITY OF PROXIES

A Limited Partner giving a proxy may revoke it at any time before it is exercised. A proxy may be revoked by filing with the Chief Executive Officer and Chief Financial Officer of the Partnership at the Partnership’s principal executive office, 2 Queen’s Cross, Aberdeen, Aberdeenshire AB15 4YB, United Kingdom, a written notice of revocation by a duly executed proxy bearing a later date or by attending the Meeting and voting in person.

2

PROPOSAL

**************************************

PROPOSALS 1, 2, 3 AND 4—ELECTION OF DIRECTORS

In accordance with the Limited Partnership Agreement, the Partnership currently has four Directors that were appointed by KNOT Offshore Partners GP LLC, a Marshall Islands limited liability company and the Partnership’s general partner (the “General Partner”). As provided in the Limited Partnership Agreement, following the Meeting, the Board shall consist of seven Directors, three of whom shall be directors previously appointed by the General Partner (the “Appointed Directors”) and four of whom shall be the Elected Directors.

The three Appointed Directors consist of Trygve Seglem, Yoshiyuki Konuma and Yutaka Higurashi. As provided in the Limited Partnership Agreement, the Appointed Directors will serve as directors for terms determined by the General Partner.

The four Elected Directors shall be elected by the holders of the Common Units and will be divided into four classes serving staggered terms: Edward Andrew Waryas, Jr., a Class I Director, for election as a Director whose term would expire at the 2014 Annual Meeting of Limited Partners, Andrew Beveridge, a Class II Director, for election as a Director whose term would expire at the 2015 Annual Meeting of Limited Partners, John Costain, a Class III Director, for election as a Director whose term would expire at the 2016 Annual Meeting of Limited Partners, and Hans Petter Aas, a Class IV Director, for election as a Director whose term would expire at the 2017 Annual Meeting of Limited Partners.

Unless the proxy is marked to indicate that such authorization is expressly withheld, the person named in the enclosed proxy intends to vote the Common Units authorized thereby FOR the election of the following four nominees. It is expected that each of these nominees will be able to serve, but if before the election it develops that any of the nominees are unavailable, the person named in the accompanying proxy will vote for the election of such substitute nominee or nominees as the current Board may recommend.

NOMINEES FOR ELECTION TO THE PARTNERSHIP’S BOARD OF DIRECTORS

Information concerning the nominees for election to the Board is set forth below:

Name	Age	Position
Edward Andrew Waryas, Jr.	65	Class I Director
Andrew Beveridge	65	Class II Director
John Costain	49	Class III Director
Hans Petter Aas	67	Class IV Director

Certain biographical information about the nominees is set forth below.

1

Edward Andrew Waryas, Jr. is the Vice President-Marine Business Development for Lloyd’s Register North America, Inc., where he is responsible for marine business development, account management, marketing and product development in North America. Prior to joining Lloyd’s Register North America, Inc. in 2000, Mr. Waryas was President of the marine division of Clay Marketing & Public Relations, Inc., as well as President of Windward Maritime, LLC, a maritime consultancy company. In the 1990s, Mr. Waryas was Director, Business Development for Newport News Shipbuilding and Vice President of the Tenneco Foreign Sales Corporation. Prior to these positions, Mr. Waryas was a U.S.C.G. licensed engineer for Mobil Shipping & Transportation Company. While at Mobil Shipping & Transportation Company, Mr. Waryas served as chairman of the bow-loading coordination committee that developed the offshore loading system for the Statfjord Field off the coast of Norway. Mr. Waryas has a Bachelor of Science, Marine Engineering, from the United States Merchant Marine Academy and a Master of Science, Transportation Management, from the State University of New York.

Andrew Beveridge is an entrepreneur with a track record of running capital-intensive businesses in the offshore service and shipping industries. From 2006 to 2008, Mr. Beveridge was the Deputy Managing Director and Business Development Manager of Fugro Rovtech Ltd, a shipping and remotely operated vehicle (“ROV”) company. From 1996 to 2006, Mr. Beveridge was the Managing Director of Rovtech Ltd., a company that specializes in the operation of underwater ROVs and the ships they deploy in the oil service and underwater cable-burial industries. Prior to 1996, Mr. Beveridge held various positions as the Managing Director, commercial director or manager of Slinsgby Engineering Ltd, HMB Subwork Ltd, Star Offshore Services Ltd, Cunard Steamship Co Ltd and Offshore Marine Ltd. Mr. Beveridge has an engineering degree from Trinity College, Cambridge.

John Costain has served as a director of the Partnership since February 2013. Mr. Costain has served as Finance Director of Tankers (UK) Agencies Ltd, which acts as agents to Tankers International Pool, since April 2005. Since joining Tankers (UK) Agencies Ltd in 2004, he has been responsible for group reporting results under U.S. GAAP. From 1991 to 2004, Mr. Costain held various positions at Euronav, including Finance Director and Managing Director of the offshore holding shipping company, as well as other positions in finance. Mr. Costain is a Chartered Accountant with a degree in Civil Engineering from Manchester University.

Hans Petter Aas has served as a director of Knutsen NYK Offshore Tankers AS since 2009. Mr. Aas has had a long career as a banker in the international shipping and offshore markets and retired from his position as Global Head of the Shipping, Offshore and Logistics Division of DnB NOR Bank in August 2008. Mr. Aas joined DnB NOR Bank (then Bergen Bank) in 1989 and has previously worked for the Petroleum Division of the Norwegian Ministry of Industry and the Ministry of Energy, as well as for Vesta Insurance and Nevi Finance. Mr. Aas is also the Chairman of the Board of Directors of Ship Finance International Limited and a director of Gearbulk Holding Ltd., Golar LNG Limited, Golar LNG Partners LP, Knightsbridge Tankers Limited, the Norwegian Guarantee Institute for Export Credits (GIEK) and Solvang ASA. Mr. Aas has a degree from the Norwegian School of Economics and Business Administration.

2

Required Vote: Approval of Proposals 1, 2, 3 and 4 each requires the affirmative vote of the plurality of the votes cast by holders of the outstanding Common Units present in person or represented by proxy at the Meeting.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTORS. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF ALL SUCH PROPOSED DIRECTORS UNLESS A CONTRARY VOTE IS SPECIFIED.

Item 4.	EFFECT OF ABSTENTIONS

Abstentions will not affect the vote on Proposals 1, 2, 3 and 4.

Item 5.	SOLICITATION

The cost of preparing and soliciting proxies will be borne by the Partnership. Solicitation on behalf of the Board will be made primarily by mail, but holders of the Common Units may be solicited by telephone, e-mail, other electronic means or personal contact. Copies of materials for the Meeting will be supplied to brokers, dealers, banks and voting trustees, or their nominees, for the purpose of soliciting proxies from beneficial owners and will also be available on the Partnership’s website at www.knotoffshorepartners.com.

Item 6.	MATERIAL FOR MEETING

Copies of the materials for the Meeting are available on the Partnership’s website at www.knotoffshorepartners.com.

OTHER BUSINESS

Management knows of no business that will be presented for consideration at the Meeting other than that stated in the Notice of Annual Meeting of Limited Partners. Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

By Order of the Board of Directors

/s/ ARILD VIK
Arild Vik
Chief Executive Officer and Chief Financial Officer

May 31, 2013

Aberdeen, Aberdeenshire

3